T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

January 20, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Tom Kluck, Esq.
Legal Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.
Washington, DC 20549

Re:	Allegiancy, LLC
Amendment No. 3 to Offering Statement on Form 1-A
Filed January 20, 2016
File No. 024-10476

Dear Mr. Kluck:

On behalf of Allegiancy, LLC, a Delaware limited liability company (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated January 15, 2016 (the “Comment Letter”) to the Issuer’s Amendment No. 2 to its Offering Statement on Form 1-A filed on December 17, 2015 (the "Offering Statement") received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission.  This letter is being submitted contemporaneously with the filing of Amendment No. 3 to the Offering Statement (“Amendment No. 3”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 3, and two copies to show changes against the Offering Statement.  All page references in the responses are to pages of the clean copy of Amendment No. 3.

Richmond Office | 1401 E. Cary St. | Richmond, VA  23219 | Phone:  804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA  23218-2470

www.kv-legal.com

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
January 20, 2016

Commission’s Comment 1.  We note your response to comment 1 of our letter dated November 24, 2015 and your revised disclosure.  We also note that this is a best efforts offering with a minimum offering amount and that Allegiancy LLC will be converted into Allegiancy Inc. on or before the initial closing of this offering. Please confirm that the initial closing of the offering is the same date in which the company closes on the minimum offering as indicated on page 2 of the offering circular.  If correct, please revise your disclosure on the cover page and elsewhere to disclose clearly the conversion date in relation to the closing of the minimum offering.

Issuer’s Response:  In response to the Staff’s comment, the Issuer has revised its disclosure throughout the Offering Statement to clarify that the initial closing date will be the date on which the Issuer closes on at least the minimum offering amount.  The Issuer has also revised its disclosure on the cover page and elsewhere in the Offering Statement to more clearly indicate that the conversion will occur prior to the initial closing date.

Commission’s Comment 2.  Please clearly indicate whether the number of shares outstanding as of the conversion date includes any shares to be sold in this offering.

Issuer’s Response:  None of the shares issued in connection with the Plan of Conversion will be offered pursuant to this offering.  In response to the Staff’s comment, we have revised the disclosure throughout the Offering Statement to affirmatively state that none of the shares outstanding at the time of conversion will be offered for sale pursuant to this offering.

Commission’s Comment 3.  Please file all required exhibits as promptly as possible including your legality opinion. We will review the exhibits prior to qualification of the offering statement and may have further comments after our review.

Issuer’s Response:  In response to the Staff’s comment, we have filed the legality opinion as well as all other required exhibits.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 3, and the supplemental information contained herein, are responsive to the Staff’s comments.  Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James

cc:           Stevens M. Sadler (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)
Todd H. Eveson, Esq. (via electronic mail)

Enclosures